UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response.11

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___________)

Aura Systems, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

051526101

(CUSIP Number)

Ellyn Roberts, Esq.
Shartsis, Friese & Ginsburg LLP

One Maritime Plaza, 18th Floor

San Francisco, California 94111
(415) 421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 8, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

ICM Asset Management, Inc.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) (with respect to shares reported on lines 7 and 9) WC

(with respect to shares reported on lines 8 and 10) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Washington
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 630,808
8. Shared Voting Power 28,837,694
9. Sole Dispositive Power 630,808
10. Shared Dispositive Power 28,837,694

11. Aggregate Amount Beneficially Owned by Each Reporting Person 29,468,502

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 6.77%

14. Type of Reporting Person (See Instructions)

IA, CO

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

James M. Simmons

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) (with respect to shares reported on lines 7 and 9) PF

(with respect to shares reported on lines 8 and 10) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,431,138
8. Shared Voting Power 29,468,502
9. Sole Dispositive Power 1,431,138
10. Shared Dispositive Power 29,468,502

11. Aggregate Amount Beneficially Owned by Each Reporting Person 30,899,640

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 7.09%

14. Type of Reporting Person (See Instructions)

IN, HC

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Koyah Ventures, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 21,988,559
9. Sole Dispositive Power 0
10. Shared Dispositive Power 21,988,559

11. Aggregate Amount Beneficially Owned by Each Reporting Person 21,988,559

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 5.05%

14. Type of Reporting Person (See Instructions)

OO

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of Aura Systems, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 2335 Alaska Avenue, El Segundo, California 90245.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) ICM Asset Management ("ICM")
James M. Simmons
Koyah Ventures, LLC ("Koyah Ventures")
(collectively, the "Filers").

(b) The business address of the Filers is
601 W. Main Avenue, Suite 600, Spokane, WA 99201.

(c) Present principal occupation or employment or the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:

ICM is an investment adviser registered with the Securities and Exchange Commission and is the investment adviser to investment limited partnerships and individual client accounts. Mr. Simmons is the president and controlling shareholder of ICM and the manager and controlling owner of Koyah Ventures. Koyah Ventures is the general partner of investment limited partnerships to which ICM is investment adviser.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Simmons is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
ICM	Funds under Management(1)	$9,547,056.33
ICM	Working Capital	$ 159,093.10
Mr. Simmons	Personal Funds	$ 656,715.55

(1) Includes shares owned by investment limited partnerships of which Koyah Ventures is the general partner.

Item 4. Purpose of Transaction

The Filers acquired the Stock for investment purposes, and such purchases were made in the Filers' ordinary course of business. In pursuing such investment purposes, the Filers may further purchase, hold, vote, trade, dispose or otherwise deal in the Stock at times, and in such manner, as they deem advisable to benefit from changes in market price of the Stock, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer. The Filers have discussed with management of the Issuer and others financing and other options available to the Issuer. The Filers reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, and to acquire additional Stock or dispose of all the Stock beneficially owned by them, in public market or privately negotiated transactions. The Filers may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5. Interest in Securities of the Issuer

(a), (b), (d) The beneficial ownership of the Stock of each Filer at the date hereof is reflected on that Filer's cover page. ICM is an investment adviser with the power to invest in, vote and dispose of the Stock on behalf of its clients. Its clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. No single client holds more than 5% of the outstanding Stock. Mr. Simmons is the president and controlling shareholder of ICM and the sole manager and controlling owner of Koyah Ventures. As such, ICM and Mr. Simmons share beneficial ownership of all shares of Stock held in ICM client accounts.

(c) ICM, on behalf of client accounts, effected the following transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since 60 days before the date on the cover page of this Schedule 13D:

Name	Purchase or Sale	Date	Number of Shares	Price Per Share
ICM	Sale	03/17/04	917	$0.049
	Sale	03/17/04	23,100	$0.051

In addition, on March 10, 11 and 18, 2004, the Filers made loans to the Issuer in exchange for Convertible Promissory Notes that are convertible at the holders' option into securities of the Issuer at a 20% discount to the price paid in the Issuer's next financing. Because the conversion terms cannot yet be determined, the securities into which such Notes would be convertible are not included in the number of shares of the Stock shown above as being beneficially owned by the Filers. The Loan Agreements, Security Agreements and amendments thereto relating to those Notes are attached hereto as exhibits. See Item 7.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

Koyah Ventures is the general partner of investment partnerships pursuant to agreements of limited partnership that grant to Koyah Ventures the authority, among other things, to invest the funds of such partnerships in the Stock, to vote and dispose of the Stock and to file this statement on their behalf. Pursuant to such agreements, Koyah Ventures is entitled to allocations based on assets under management and realized and unrealized gains.

ICM and some of the investment funds for which it serves as investment adviser and Koyah Ventures serves as general partner hold currently exercisable warrants to purchase the Stock. The securities for which such warrants are exercisable are included in the total shares of the Stock shown above as being beneficially owned by the Filers. The Warrant Amendment Agreement governing those warrants is attached hereto as an exhibit.

ICM and some of the investment funds for which it serves as investment adviser and Koyah Ventures serves as general partner also hold Convertible Promissory Notes that are convertible at the holders' option into securities of the Issuer at a 20% discount to the price paid in the Issuer's next financing. Because the conversion terms cannot yet be determined, the securities into which such Notes would be convertible are not included in the number of shares of the Stock shown above as being beneficially owned by the Filers. The Loan Agreements, Security Agreements and amendment thereto relating to those Notes are attached hereto as exhibits.

Item 7. Material to Be Filed as Exhibits

Exhibit A Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G previously filed.

Exhibit B Agreement dated 7/24/03

Exhibit C Promissory Note (Term) - Koyah Partners, L.P. dated 7/24/03

Exhibit D Promissory Note (Term) - Koyah Leverage Partners, L.P. dated 7/24/03

Exhibit E Promissory Note (Multiple Advance) - Koyah Partners, L.P. dated 7/24/03

Exhibit F Promissory Note (Multiple Advance) - Koyah Leverage Partners, L.P. dated 7/24/03

Exhibit G Security Agreement dated 7/24/03

Exhibit H Amendment and Waiver Agreement dated 8/6/03

Exhibit I Additional Advance Agreement dated 8/18/03

Exhibit J Stock Pledge Agreement dated 8/18/03

Exhibit K Amendment Agreement dated 8/21/03

Exhibit L Second Amendment Agreement dated 9/18/03

Exhibit M Third Amendment Agreement dated 9/30/03

Exhibit N Fourth Amendment Agreement dated 10/16/03

Exhibit O Fifth Amendment Agreement dated 10/27/03

Exhibit P Sixth Amendment Agreement dated 11/11/03

Exhibit Q Seventh Amendment Agreement dated 11/25/03

Exhibit R Eighth Amendment Agreement dated 12/19/03

Exhibit S Ninth Amendment Agreement dated 01/08/04

Exhibit T Security Agreement Amendment dated 01/15/04

Exhibit U Warrant Amendment Agreement dated 01/08/04

Exhibit V Warrant Koyah Leverage Partners, L.P. dated 01/08/04

Exhibit W Warrant Koyah Partners, L.P. dated 01/08/04

Exhibit X Warrant James Simmons dated 01/08/04

Exhibit Y Warrant Raven Partners, L.P. dated 01/08/04

Exhibit Z Tenth Amendment Agreement dated 03/10/04

Exhibit AA Eleventh Amendment Agreement dated 03/11/04

Exhibit BB Twelfth Amendment Agreement dated 03/18/04

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2004

/s/ James M. Simmons	ICM Asset Management, Inc. By: /s/ Robert J. Law, Senior Vice President
Koyah Ventures, LLC By: /s/ Robert J. Law, Senior Vice President